NO ACT
P.E 7-12-02
28-03433

DC

July 12, 2002

Act	34
Section	12(g)
Rule	
Public Availability	7-12-02

Response Of The Office Of Chief Counsel
Division Of Corporation Finance

Re: Federal Home Loan Mortgage Corporation
Incoming Letter Dated July 12, 2002

Based on the facts presented in your letter, the Division of Corporation Finance concurs in the views expressed in your letter regarding the effect of voluntary registration under Section 12(g) of the Securities Exchange Act of 1934 on the treatment of Freddie Mac and its securities under the Securities Act of 1933, the Exchange Act and the Trust Indenture Act of 1939.

The Division of Market Regulation has asked us to inform you that, based on the facts presented in your letter, the Division of Market Regulation concurs in the views expressed in your letter regarding the effect of voluntary registration under Section 12(g) of the Exchange Act on the treatment of Freddie Mac and its securities under the Exchange Act.

The Division of Investment Management has asked us to inform you that, based on the facts presented in your letter, the Division of Investment Management concurs in the views expressed in your letter regarding the effect of voluntary registration under Section 12(g) of the Exchange Act on the treatment of Freddie Mac and its securities under the Investment Company Act of 1940.

The above positions are based solely on the facts presented in your letter. Any different facts or circumstances might require another conclusion.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

CRGH

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2002

Stephen L. Dinces
Vice President and Deputy General Counsel
Federal Home Loan Mortgage Corporation
8200 Jones Branch Drive
McLean, Virginia 22102-3110

Re: Federal Home Loan Mortgage Corporation

Dear Mr. Dinces:

In regard to your letter of July 12, 2002, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

Freddie Mac

July 12, 2002

Stephen L. Dinces
Vice President and Deputy General Counsel
(703) 903-2750
8200 Jones Branch Drive • McLean, VA • 22102-3110

VIA FAX AND COURIER

Martin P. Dunn, Esq.
Deputy Director, Division of
Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Mr. Dunn:

As we have indicated previously, Freddie Mac is considering registering voluntarily its common stock under Section 12(g) of the Securities Exchange Act of 1934 ("Exchange Act"). While we already make available to investors a very substantial amount of information through periodic disclosures, we are not required to file periodic reports with the SEC because our Charter Act provides that all securities issued or guaranteed by Freddie Mac "shall, to the same extent as securities that are direct obligations of or obligations guaranteed as to principal or interest by the United States, be deemed to be exempt securities within the meaning of the laws administered by the Securities and Exchange Commission." Voluntary Exchange Act registration will obligate Freddie Mac, pursuant to Section 13 and the rules thereunder, to file periodic reports with the SEC. Voluntary Exchange Act registration will also subject Freddie Mac to the provisions of the Exchange Act, and to the SEC's enforcement jurisdiction thereunder, applicable to issuers with securities registered under Section 12(g), except where the Exchange Act or the rules thereunder explicitly exclude "exempted securities."

Once the registration of our common stock becomes effective, the only means for termination of our Section 12(g) registration will be as provided in Section 12(g)(4) and Exchange Act Rule 12g-4. Freddie Mac also will recommend that our Board of Directors adopt an amendment to our Bylaws to the effect that Freddie Mac shall take no action in furtherance of termination of Exchange Act registration without unanimous action of all members of our Board of Directors then in office.

In connection with voluntary registration of our common stock under the Exchange Act, we are seeking the staff's concurrence with our views that voluntary registration will not cause any alteration of the existing treatment of Freddie Mac with regard to whether:

- Securities issued or guaranteed by Freddie Mac are exempt securities under the Securities Act of 1933 ("Securities Act") and may be sold without registration under the Securities Act;

- Securities issued or guaranteed by Freddie Mac are exempted securities and government securities under the Exchange Act;

- Freddie Mac is excluded from the definitions of "government securities broker" and "government securities dealer" under the Exchange Act;

- Debt securities issued or guaranteed by Freddie Mac are government securities for purposes of Rule 15c3-1(c)(2)(vi)(A) under the Exchange Act;

- Securities issued or guaranteed as to principal or interest by Freddie Mac are government securities for purposes of the Investment Company Act of 1940;

- Freddie Mac is an agency, authority or instrumentality of the United States for purposes of the Investment Company Act;

- Since the Trust Indenture Act of 1939 does not apply to securities issued by Freddie Mac, the Federal Reserve Banks may remain the fiscal agent of Freddie Mac, and no independent trustee is required, for Freddie Mac's unsecured debt securities or mortgage-backed securities;

- Sections 14(a) and 14(c) of the Exchange Act are inapplicable to Freddie Mac;[1]

- Section 16 of the Exchange Act is inapplicable to Freddie Mac's officers, directors and shareholders;[2] and

- The provisions of Regulation 14E of the Exchange Act are inapplicable to Freddie Mac and Freddie Mac securities.

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1 If we register our common stock under Section 12(g) of the Exchange Act, we intend to prepare our proxy statement in accordance with SEC requirements and to file our proxy statements with the SEC. Exchange Act Form 10-K permits incorporation by reference of information from filed proxy statements into Part III of that form. Those proxy statements must be filed within 120 days after the end of the reporting company's fiscal year end. We will file a Form 8-K containing that Part III information within that time frame and incorporate that information by reference into the Form 10-K. Based on our discussions with the staff of the SEC, we understand that we may follow this procedure.

2 If we register our common stock under Section 12(g) of the Exchange Act, we will file with the SEC reports of our officers and directors under our Securities Trading Policy, which follows the provisions of Exchange Act Section 16.

We are also seeking the staff's concurrence with our view that, once our registration under Section 12(g) is effective:

- Holders of 5% or more of Freddie Mac's common stock will be subject to Sections 13(d) and 13(g) of the Exchange Act and will be required to make any required filings on Schedule 13D or Schedule 13G;

- Bidders for 5% or more of Freddie Mac's common stock will be subject to Sections 14(d) and 14(f) of the Exchange Act and will be required to make the appropriate filings thereunder; and

- If applicable, Freddie Mac will cause its Thrift/401(k) Savings Plan to file Annual Reports on Form 11-K with respect to the Freddie Mac Stock Fund offered as an investment option under the Plan.

If you have any questions on any of these issues, please do not hesitate to contact us. All of us at Freddie Mac are looking forward to working with you on our voluntary registration and required continuing disclosures.

Very truly yours,

Stephen L. Dinces
Vice President and Deputy General Counsel